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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549




                               FORM 12b-25

                      NOTIFICATION OF LATE FILING
                    ALL OR ANY REQUIRED PORTION OF

                           [ X ] FORM 10-K

                        For the fiscal year ended
                             March 31, 1997


     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

        Amendments to Items 10, 11, 12 and 13 of Form 10-K




                           ERLY INDUSTRIES INC.

         (Exact name of registrant as specified in its charter)


        California                                    95-2312900
(State or other jurisdiction                      (I.R.S. Employer
     of incorporation)                           Identification No.)


      10990 Wilshire Boulevard                        90024-3913
      Los Angeles, California                         (Zip Code)
(Address of principal executive offices)


                    Commission file number 1-7894




       Registrant's telephone number, including area code (213) 879-1480




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                             ERLY INDUSTRIES INC.

Part II


      This Form 12b-25 is being filed with the Commission to state that the a Form 10-K/A being prepared by the Company for the fiscal year ended
March 31, 1997, could not be filed within the 120 day time period prescribed for such report and to request an extension until August 1, 1997.


Part III - Narrative

     The Company is in process of accumulating the information required to amend Items 10, 11, 12 and 13 of it's previously filed Form 10-K for the fiscal year ended March 31, 1997 and requires an extension until August 1, 1997.


Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

     Thomas A. Whitlock
     (213) 879-1480

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     Yes  X    No
                                                         ---      ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     Yes       No  X
                                                         ---      ---


                                            ERLY INDUSTRIES INC.


                                       By   /s/ Thomas A. Whitlock
                                            -----------------------
                                            Thomas A. Whitlock
                                            Vice President and
                                            Corporate Controller

Dated:   July 29, 1997